Joint Filing Agreement

Each of the undersigned hereby agrees that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G with respect to the common stock of Nine Energy Services, Inc., may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for the timely filing of such statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of March 24, 2026.

New York Life Investments Funds, on behalf of its series,
NYLI MacKay High Yield Corporate Bond Fund

By: ___Signed by:___ _Kirk Lehneis_ _____ TCH
Name: Kirk C. Lehneis
Title: President

By: ___DocuSigned by:___ _Rene Bustamante_
Name: Rene A. Bustamante
Title: Chief Administrative Officer
MacKay Shields LLC